Filed by Avis Budget Group, Inc.
Commission File
No.: 001-10308
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No.: 001-13647

FOR IMMEDIATE RELEASE

AVIS BUDGET GROUP ANNOUNCES COMMITMENT TO LAUNCH EXCHANGE OFFER FOR

DOLLAR THRIFTY SHARES

Willing to Pursue Antitrust Clearance if Shareholder Meeting is Postponed

to December 30, 2010

PARSIPPANY, N.J. (September 27, 2010) – Avis Budget Group, Inc. (NYSE: CAR) today sent the following letter to Dollar Thrifty Automotive Group, Inc. (NYSE: DTG):

September 27, 2010

Thomas P. Capo, Chairman, and

Scott L. Thompson, President and Chief Executive Officer

Dollar Thrifty Automotive Group, Inc.

5330 East 31st Street

Tulsa, OK 74135

Dear Scott and Tom,

We believe that the Board of Directors of Dollar Thrifty should have declared our recent offer to be a superior proposal, and do not agree with the Board’s purported reasons for not doing so.

We believe that Dollar Thrifty shareholders deserve to receive the highest value for their investment, and the latest “best and final” offer from Hertz is not the highest value available to your shareholders. Based on our current analysis, the price being offered by Hertz provides double digit accretion in earnings to Hertz, while our higher offer would afford Dollar Thrifty shareholders an opportunity to participate in a larger share of the value to be created through a business combination.

We recognize that antitrust approval is a hurdle for an Avis Budget-Dollar Thrifty deal, but the reality is that there are significant remaining antitrust hurdles for the Hertz deal as well.

While we have been consistent in our message on antitrust from the outset, Hertz’s characterization of its antitrust posture has been changing, for the worse, from the first announcement of the transaction. In April 2010, Hertz officials confidently predicted that “the deal should be completed no later than the early part of the fourth quarter” – in other words, within the next few weeks or so (The New York Times Dealbook, Hertz Aims to Push Forward with Dollar Thrifty¸ April 26, 2010). Then, Mark Frissora said he was “really pleased with the pace” of the FTC review and that the FTC review was on a “quick look – which means the time for a second review is less than what it would normally be” (Hertz Second Quarter 2010 Earnings Call, August 4, 2010). Now, Hertz is saying that neither Hertz nor Dollar Thrifty has substantially complied with the Second Request, and that the FTC review is not likely to be completed until the end of the year. Avis Budget, in contrast, has substantially completed its response to its Second Request.

Hertz’s statements on required remedies have been equally inconsistent. Hertz had initially suggested that no divestiture of Advantage would be required to obtain antitrust clearance – on its First Quarter 2010 Earnings Call, Mr. Frissora indicated that “[i]t’s just an issue that there may be a few airports that may be carved out, maybe not.” Now, after more than four months of antitrust review, Hertz has confirmed that there is no agreement of any kind with the FTC on remedies, the divestiture of Advantage is required at a minimum, and more actions may be necessary in order to obtain clearance. In fact, the data make clear that if the FTC compels divestitures at airports at which the number of serving firms is reduced from four to three and the combined Hertz-Dollar Thrifty share exceeds 35%, then the revenues that Hertz will be required to divest will far exceed the amount it has committed to in its merger agreement. Advantage, after all, is located at just a scant few of those airports.

This highlights why it makes no sense for Dollar Thrifty to hold a shareholder meeting on September 30 while the FTC’s evaluation of both the Hertz deal and the Avis Budget deal continues and the outcome of such evaluation will not be known for many months.

In the context of the antitrust issues associated with the sale of Dollar Thrifty to either Hertz or Avis Budget, we are prepared to make the following two concrete proposals:

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If the shareholder vote on a Hertz-Dollar Thrifty deal is delayed until December 30, Avis Budget will commit – even without an agreement with you – to continue to diligently pursue antitrust clearance for its transaction through the end of the year. The best way to assure that the highest value is provided to Dollar Thrifty shareholders is to hold the shareholder vote on December 30 and let the FTC complete its review and render its findings. If Hertz is confident that its antitrust posture is so much better than ours, we do not see why Hertz would have any objection to delaying the shareholder vote.

•

Alternatively, if you are unable or unwilling to delay the shareholder vote, in the event the Hertz-Dollar Thrifty deal is not approved at the September 30 meeting, we will commit to commence an exchange offer at our recent offer price no later than 10 business days after the shareholder meeting. Such offer will be subject only to the terms and conditions in the merger agreement previously provided to you (as adjusted for an exchange offer structure and to address a technical modification of a credit agreement) and the Dollar Thrifty disclosure schedules previously delivered to us, and we will keep such offer open until the end of the year while we continue to pursue antitrust clearance.

Our willingness to agree to commence an exchange offer underscores our commitment to acquire Dollar Thrifty and, at the same time, will not require Dollar Thrifty to pay a breakup fee to Hertz – if such fee is ever appropriate to be paid – until either the recommendation of our offer by the Dollar Thrifty board or the successful completion of the offer.

If the shareholder meeting is delayed or the Hertz deal is rejected by Dollar Thrifty shareholders, we believe shareholders will continue to have two bidders for Dollar Thrifty. We believe it is not credible that Hertz has made its “best and final offer” given the favorable economics in this deal for Hertz and the fact that it insisted on continuing to have matching rights against any competing acquisition proposal in its most recent merger agreement that supposedly represented its final bid. On the other hand, if the meeting proceeds on September 30 and the Dollar Thrifty shareholders approve the Hertz deal, that in effect would end the bidding and all that would be left is an inferior offer with regulatory uncertainties. Clearly, if the FTC decides to approve both deals, the Avis Budget proposal offers superior value and is the best deal for the Dollar Thrifty shareholders.

We hope that you will give us the opportunity to move forward on a transaction that will create significant value for our respective shareholders.

Sincerely,

/s/ Ronald L. Nelson

Ronald L. Nelson

Chairman and Chief Executive Officer

Avis Budget Group, Inc.

cc: Board of Directors of Dollar Thrifty Automotive Group, Inc.

Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel.

About Avis Budget Group

Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the Company is a leading vehicle rental company in each of North America, Australia, New Zealand and certain other regions based on published airport statistics. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 22,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Dollar Thrifty’s ability to remove certain lock-up provisions from its existing merger agreement with Hertz Global Holdings, Inc., Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports for the quarterly periods ended March 31, 2010 and June 30, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a potential transaction involving Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) which may become the subject of a registration statement and/or proxy statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget Group, Inc. (“Avis Budget”) may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN

THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

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Media Contacts:
John Barrows 973.496.7865 PR@avisbudget.com	Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Andrew Siegel / Ed Trissel 212.355.4449

Investor Contacts:
Neal Goldner 973.496.5086 IR@avisbudget.com	MacKenzie Partners Dan Burch / Charlie Koons 212.929.5748 / 212.929.5708

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